


10015913

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

June 1, 2010

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management Inc

Re: ~~CI Financial Corp.~~ (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Interim Financial Statements for the period ended March 31, 2010.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

dlw 6/21

j:\ci\cix\letters\sec-ltr-jun10.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for April

TORONTO (May 3, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $726 million and net sales of $43 million for the month of April. Assets under management at April 30, 2010 were $68.5 billion.

April's net sales consisted of $20 million in net sales of long-term funds and $23 million in money market funds. For the year-to-date, CI had gross retail sales of $3.6 billion and net sales of $733 million.

Total fee-earning assets at April 30, 2010 were $90.8 billion, an increase of 0.3% during the month. Assets under management increased by 0.5% or $342 million over the month to $68.5 billion, which consisted of retail investment funds at CI Investments Inc. of $64.8 billion and institutional assets of $3.7 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.6 billion, and other fee-earning assets of $666 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. April 30, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$616	$596	$20
Short-term funds	$110	$87	$23
TOTAL RETAIL FUNDS	$726	$683	$43

FEE-EARNING ASSETS	Mar. 31/10 (millions)	Apr. 30/10 (millions)	% Change
Retail assets under management	$64,453	$64,824	0.6%
Institutional managed assets	3,750	3,721	-0.8%
TOTAL assets under management	$68,203	$68,545	0.5%
Assante assets under administration*	21,687	21,616	-0.3%
CI other fee-earning assets	681	666	-2.2%
TOTAL FEE-EARNING ASSETS	$90,571	$90,827	0.3%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Mar. 31/10 (millions)	Apr. 30/10 (millions)	% Change
Monthly average retail assets	$63,970	$64,978	1.6%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Mar. 31/10 (millions)	Apr. 30/10 (millions)	% Change
Quarterly average retail assets	$62,849	$64,978	3.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$63,381	14.3%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	290,214,519	Debt Outstanding	$665
QTD weighted avg. shares	290,870,118	Cash and marketable securities	(43)
Yield at $21.25	3.4%	Net debt outstanding	$622
In-the-money options	4,853,598		
Percentage of all options	71%	Terminal redemption value of funds	$804
All options % of shares	2.3%	Quarter-to-date equity-based compensation**	$1

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($21.50) to April 30, 2010 ($21.25).

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	22%	Other	3%
Europe	10%	Cash	10%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending May 31, 2010

Toronto, May 4, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending May 31, 2010 of $0.04167 per Priority Equity Share payable on May 31, 2010 to unitholders of record as at May 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2010\May\rel-cxc.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (May 4, 2010) – CI Financial Corp. ("CI") will release its financial results for the first quarter of fiscal 2010 on Tuesday, May 11, 2010. The results will be issued on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialling (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 7 p.m. that day until May 25, 2010 at (416) 849-0833 or 1-800-642-1687 (passcode: 72422740). The webcast will be archived at www.ci.com/q1.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $90.8 billion in fee-earning assets at April 30, 2010. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports first quarter results; dividend rate increased 8.3%

TORONTO (May 11, 2010) – CI Financial Corp. ("CI") today released unaudited financial results for the quarter ended March 31, 2010.

HIGHLIGHTS	Quarter ended March 31, 2010 (millions except per share amounts)	Quarter ended December 31, 2009 (millions except per share amounts)	% change	Quarter ended March 31, 2009 (millions except per share amounts)	% change
Average Retail Assets Under Management	$ 62,849	$ 61,186	3	$ 48,681	29
Gross Sales	2,864	2,298	25	2,132	34
Net Sales	690	363	90	178	288
EBITDA [1]	156.2	145.3	8	125.5	24
EBITDA [1] Per Share	0.54	0.50	8	0.43	26
EBITDA (adjusted)[1,2]	159.7	158.5	1	126.3	26
EBITDA (adjusted)[1,2] Per Share	0.55	0.54	2	0.43	28
SG&A Expenses (adjusted) [2]	42 bps	41 bps	2	49 bps	(14)
Pre-Tax Operating Earnings[1]	146.2	143.7	2	109.3	34
Pre-Tax Operating Earnings Per Share[1]	0.50	0.49	2	0.37	35
Net Income	74.9	115.8	(35)	61.1	23
Earnings Per Share	0.26	0.40	(35)	0.21	24
Earnings Per Share (adjusted) [2]	0.27	0.43	(37)	0.21	29
Long-Term Debt	654.6	676.5	(3)	931.0	(30)

[1] Pre-Tax Operating Earnings and EBITDA (Earnings before interest, taxes, depreciation and amortization) are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, and equity-based compensation expense. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

[2] Adjusted for equity-based compensation expense.

Fee-earning assets at March 31, 2010 were $90.6 billion, up 26% from $71.8 billion at March 31, 2009. This increase was attributable to fund performance and positive net sales of funds. Fee-earning assets were comprised of $64.1 billion in investment funds and pools at CI Investments Inc., $392 million in structured products, $3.7 billion in institutional managed assets, $21.7 billion in dealer assets under administration at Assante Wealth Management (Canada) Ltd., and $681 million in other fee-earning assets.

At April 30, 2010, CI's retail assets under management totalled $64.8 billion, a gain of $9.4 billion or 17.0% over the average level of assets for 2009. For the quarter ended March 31, 2010, average retail assets were $62.8 billion, an increase of 3% over the previous quarter and an increase of 29% from the first quarter of 2009. Gross sales and net sales of funds for the quarter ended March 31, 2010 were $2.9 billion and $690 million, respectively. Net sales in the quarter increased 90% over the previous quarter and 288% over the first quarter of 2009.

With the impressive growth in CI's assets over the past year and CI's strong free cash flow, the Board of Directors raised the monthly dividend to $0.065 per share from $0.06 – an increase of 8.3%.

For the quarter ended March 31, 2010, CI reported EBITDA per share from continuing operations of $0.54, an 8% increase from the prior quarter and a 26% increase from the first quarter of 2009. After adjusting for equity-based compensation expense, EBITDA per share was $0.55, an increase of 2% over the prior quarter and 28% over the first quarter of 2009.

CI reported earnings per share from continuing operations of $0.26 for the quarter, down 35% from the fourth quarter of 2009 and up 24% from the first quarter of 2009. The fourth quarter of 2009, however, included a one-time tax adjustment of $45.4 million. Pre-tax operating earnings – a measure that provides for a pre-tax comparison – was $146.2 million in the quarter ended March 31, 2010, an increase of 2% from the prior quarter and 34% from the same quarter one year ago.

CI maintained its focus on controlling expenses. Selling, general and administrative ("SG&A") expenses from continuing operations for the quarter, adjusted for equity-based compensation expense, were 0.42% of average retail assets under management. This compares to 0.41% in the prior quarter and 0.49% in the first quarter of 2009.

At March 31, 2010, CI had long-term debt of $654.6 million, down $21.9 million from the previous quarter and down $276.4 million from the same quarter a year ago. For the year-to-date at April 30, 2010, CI repurchased shares under its normal course issuer bid at a cost of $38.7 million.

The Board of Directors declared monthly cash dividends of $0.065 per share payable on each of June 15, 2010, July 15, 2010 and August 13, 2010 to shareholders of record on May 31, 2010, June 30, 2010 and July 31, 2010, respectively. The monthly dividend rate of $0.065 per share represents a yield of 4.0% on CI's closing share price of $19.71 on May 10, 2010.

As of April 30, 2010, CI had 290,214,519 shares outstanding.

For detailed financial statements for the quarter ended March 31, 2010, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4 p.m. Eastern time to discuss CI's first quarter results. The webcast will include a slide presentation and be available at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialing (647) 427-7450 or 1-888-231-8191.

The call will be available for playback at 7 p.m. until May 25, 2010 at (416) 849-0833 or 1-800-642-1687 (passcode: 72422740). The webcast will be archived at www.ci.com/q1.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

- 30 -

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending May 31, 2010

Toronto, May 19, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending May 31, 2010 payable on June 14, 2010 to unitholders of record as at May 31, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cs\funds\skylon\distributions\distributions\2010\May\rel-aggregate (may10).doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial renews normal course issuer bid

TORONTO (May 26, 2010) – CI Financial Corp. announced today that The Toronto Stock Exchange has accepted its Notice of Intention to Make a Normal Course Issuer Bid.

CI intends to purchase up to 15,558,418 of its common shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. All shares purchased under the normal course issue bid will be cancelled unless they are needed for re-issuance pursuant to CI's equity compensation plans. The 15,558,418 common shares represent approximately 10% of the public float. As of May 17, 2010, there are 290,005,886 issued and outstanding common shares of CI.

It is expected that the purchases under the normal course issuer bid may commence on May 29, 2010 and will terminate on May 28, 2011, or on such earlier date as CI completes its purchases or provides notice of termination. Purchases will be effected through the facilities of The Toronto Stock Exchange at prevailing market prices, or such other means as may be permitted by The Toronto Stock Exchange. CI is permitted to purchase up to twenty-five percent of the average daily trading volume (269,005) of the common shares for the six months prior to the date hereof being approximately 67,251 common shares.

CI believes that the market price of the common shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects and accordingly the directors are of the opinion that the purchase of common shares is an appropriate use of funds to increase shareholder value.

In the last 12 months under its previous normal course issuer bid, CI purchased 3,634,303 of its common shares at a weighted average price of $20.51 per common share, of which 3,517,803 common shares were purchased for cancellation, and the remaining 116,500 common shares were purchased for re-issuance pursuant to CI's equity compensation plans.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $90.8 billion in fee-earning assets at April 30, 2010. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145



Q1

Quarterly Report March 31, 2010

Q1

Table of Contents

Financial Highlights

(in millions of dollars, except share amounts)	As at March 31, 2010	As at Dec. 31, 2009	As at March 31, 2009	% change quarter-over-quarter	% change year-over-year
Retail assets under management	64,453	62,773	49,531	3	30
Fee-earning assets	90,571	88,893	71,819	2	26
Shares outstanding	291,233,731	291,821,114	292,517,670	–	–

	For the quarters ended			% change quarter-over-	% change
(From continuing operations)	March 31, 2010	Dec. 31, 2009	March 31, 2009	quarter	year-over-year
Average retail assets under management	62,849	61,186	48,681	3	29
Gross sales of managed funds	2,864	2,298	2,132	25	34
Net sales of managed funds	690	363	178	90	288
Management fees	288.5	287.9	229.1	–	26
Total revenues	336.0	333.5	274.3	1	22
SG&A	67.9	75.9	59.2	(11)	15
Trailer fees	83.9	83.5	65.7	–	28
Net income	74.9	115.8	61.1	(35)	23
Earnings per share	0.26	0.40	0.21	(35)	24
EBITDA*	156.2	145.3	125.5	8	24
EBITDA* per share	0.54	0.50	0.43	8	26
Dividends per share	0.18	0.17	0.16	6	13
Average shares outstanding	291,518,194	291,906,646	293,186,979	–	(1)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.*

Letter to Shareholders

Dear Shareholders,

The first quarter of 2010 was the fourth consecutive quarter of positive performance in financial markets and growth in CI's assets. The S&P/TSX Index climbed 3.1% during the quarter ended March 31, 2010 and, in Canadian dollar terms, the S&P500 Index rose 2.3% and the MSCI World Index rose 0.4%. The strength of the Canadian dollar mitigated foreign returns as it moved up 3.6% against the U.S. dollar.

Net sales of funds were $690 million during the quarter, up significantly from $178 million in the first quarter of last year. Average assets under management grew 2.7% over the level of the fourth quarter and 29% from the level of the first quarter of 2009. At quarter-end, retail managed assets at quarter end were within 5% of the peak reported in June 2007 after being more than 25% below that record level just one year ago. At Assante, dealer revenues rebounded to $64 million in the first quarter from $55 million a year earlier on strength in sales commissions and service fees.

This improvement in both segments of CI's business resulted in pre-tax operating earnings climbing 34% from $109.3 million in the first quarter of 2009 to $146.2 million this year. For the current quarter, earnings were $74.9 million or $0.26 per share, up 27% from $58.8 million or $0.20 per share in the first quarter of last year and down 37% from $118.0 million or $0.40 per share in the fourth quarter of 2009. It should be noted that an income tax benefit of $45.4 million was recorded in the fourth quarter of 2009 due to changes in future tax rates.

In terms of expense control, SG&A expenses grew by 2.7% from the fourth quarter of 2009, the same as the level of average assets under management, but as the first quarter contained two fewer days, the impact on CI's operating margin was negative. The first quarter typically sees the largest increase in spending on items such as compensation and rent. CI also experienced a small drop in average management fee revenues, as measured in basis points and so the operating margin declined one basis point from the previous quarter, but was up slightly year over year.

Outlook

Net sales for the month of April were $43 million, and average retail assets under management for April were up 3.4% from the average level of the first quarter.

The Board of Directors declared monthly cash dividends of $0.065 per share payable on June 15, July 15 and August 13, 2010 to shareholders of record on May 31, June 30 and July 31, 2010, respectively.





William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

May 11, 2010

Q1

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated May 4, 2010 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries ("CI") as at March 31, 2010, compared with March 31, 2009, and the results of operations for the quarter ended March 31, 2010, compared with the quarter ended March 31, 2009 and the quarter ended December 31, 2009.

CI was structured as an income trust from June 30, 2006 to December 31, 2008. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009, effected that conversion.

Unless the context otherwise requires, all references to CI are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. together with the entities and subsidiaries controlled by it and its predecessors. All references to "shares" refer collectively to common shares subsequent to December 31, 2008 and to units prior to the conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to payments to unitholders prior to the conversion.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. These two entities amalgamated on January 1, 2010 to continue as CI Investments. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM"). The operations of Blackmont are considered discontinued as at December 31, 2009 and are no longer included in the Asset Administration segment.

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this MD&A, such statements use such words as "may", "will", "expect", "believe", and other similar terms. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" or discussed in other materials filed with applicable securities regulatory authorities from time to time. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For

a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated February 26, 2010, which will be available at www.sedar.com.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

SUMMARY OF QUARTERLY RESULTS

(millions of dollars, except per share amounts)	2010	2009				2008		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
INCOME STATEMENT DATA								
Management fees	288.5	287.9	273.5	251.0	229.1	243.3	302.7	316.9
Administration fees	35.3	31.3	28.3	27.4	26.6	27.8	30.6	34.1
Other revenues	12.2	14.3	16.9	13.5	18.6	17.9	16.5	17.1
Total revenues	336.0	333.5	318.7	291.9	274.3	289.0	349.8	368.1
Selling, general & administrative	67.9	75.9	73.2	71.6	59.2	61.7	60.5	75.4
Trailer fees	83.9	83.5	79.0	71.5	65.7	70.7	88.1	91.4
Investment dealer fees	25.8	24.2	21.8	20.6	20.1	22.3	24.0	26.9
Amortization of deferred sales commissions	42.0	41.3	40.3	39.5	38.6	37.7	36.5	35.0
Interest expense	4.3	5.9	7.8	6.4	6.5	11.1	10.7	12.9
Other expenses	5.3	7.4	5.9	4.3	6.8	11.9	22.3	6.5
Total expenses	229.2	238.2	228.0	213.9	196.9	215.4	242.1	248.1
Income before income taxes	106.8	95.3	90.7	78.0	77.4	73.6	107.7	120.0
Income taxes	31.9	(20.5)	24.3	25.1	16.3	21.6	(16.1)	(15.3)
Net income (loss) from continuing operations	74.9	115.8	66.4	52.9	61.1	52.0	123.8	135.3
Net income (loss) from discontinued operations	–	2.2	(49.0)	(2.3)	(2.3)	1.2	(5.7)	(0.6)
Net income	74.9	118.0	17.4	50.6	58.8	53.2	118.1	134.7
Earnings per share from continuing operations	0.26	0.40	0.23	0.18	0.21	0.19	0.44	0.48
Earnings per share	0.26	0.40	0.06	0.17	0.20	0.19	0.42	0.48
Dividends per share	0.18	0.17	0.15	0.15	0.16	0.17	0.51	0.50

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products and ongoing service to clients.

CI's average retail assets under management for the first quarter of 2010 increased 29% from the first quarter of 2009, reflecting the significant market recovery since early March 2009. CI's revenues have similarly grown from the levels of a year ago. While some expenses, such as trailer fees and investment advisor fees, vary directly with the level of assets under management, most of CI's expenses are fixed in nature. This point is illustrated by the 15% increase in SG&A, which is markedly lower than the increase in average assets.

During this period of market recovery, sales of investment funds have increased significantly. CI's gross sales during the first quarter of 2010 were up 25% and 34% from the prior quarter and the first quarter of last year, respectively. Redemptions were up only slightly from the comparable periods, resulting in significantly stronger net sales figures. In addition to improved market conditions, CI's sales performance is a result of good fund performance in combination with a diverse product lineup that includes a broad selection of segregated funds.

CI continued to be the third-largest investment fund company in Canada with total assets under management of $68.2 billion at March 31, 2010. CI's market share is approximately 10%.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, institutional managed assets, AWM assets under administration, and other fee-earning assets were $90.6 billion at March 31, 2010, an increase of 26% from $71.8 billion at March 31, 2009. As shown in the following chart, these assets are represented by $64.1 billion in retail managed funds, $0.4 billion in structured products, $3.7 billion in institutional managed assets, $21.7 billion in AWM assets under administration, and $0.7 billion in other fee-earning assets.

FEE-EARNING ASSETS *as at March 31*

(in billions)	2010	2009	% change
Retail managed funds	$64.1	$49.1	31
Structured products	0.4	0.4	-
Total retail assets under management	$64.5	$49.5	30
Institutional managed assets	3.7	3.7	-
Total assets under management	$68.2	$53.2	28
AWM assets under administration*	21.7	17.7	23
CI other fee-earning assets	0.7	0.9	(22)
Total fee-earning assets	$90.6	$71.8	26

*Includes $10.7 billion and $8.6 billion in assets managed by CI Investments and United in 2010 and 2009, respectively.

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in retail assets under management during the first quarter for each of the past two years is detailed in the table below.

CHANGE IN RETAIL ASSETS UNDER MANAGEMENT

(in billions)	2010	2009
Retail assets under management at January 1	$62.8	$50.8
Gross sales	2.9	2.1
Redemptions	2.2	1.9
Net sales	0.7	0.2
Market performance	1.0	(1.5)
Retail assets under management at March 31	$64.5	$49.5

The table below sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results.

(in billions)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Average retail AUM	$62.849	$61.186	$48.681
Change to March 31, 2010		3%	29%
Gross sales	$2.9	$2.3	$2.1
Net sales	$0.7	$0.4	$0.2

Industry net sales of mutual funds reported by the Investment Funds Institute of Canada (IFIC) were $5.4 billion for the three months ended March 31, 2010, up $2.0 billion from net sales of $3.4 billion in the same period for 2009. Total industry assets as reported by IFIC at March 31, 2010 of $618.0 billion were up 24% from $497.4 billion at March 31, 2009. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

For the quarter ended March 31, 2010, CI reported net income from continuing operations of $74.9 million ($0.26 per share) versus $115.8 million ($0.40 per share) for the quarter ended December 31, 2009 and $61.1 million ($0.21 per share) for the quarter ended March 31, 2009. Including discontinued operations, CI reported net income of $118.0 million ($0.40 per share) in fourth quarter of 2009 and $58.8 million ($0.20 per share) in the first quarter of 2009.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's share price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended March 31, 2010 were decreased by an equity-based compensation expense of $3.6 million ($2.5 million after tax) versus an expense of $13.2 million ($8.9 million after tax) for the quarter ended December 31, 2009 and an expense of $0.8 million ($0.5 million after tax) for the quarter ended March 31, 2009.

Adjusted for the equity-based compensation expenses listed above, CI reported net income from continuing operations of $77.4 million ($0.27 per share) in the quarter ended March 31, 2010 compared to $124.7 million ($0.43 per share) in the quarter ended December 31, 2009 and $61.6 million ($0.21 per share) in the quarter ended March 31, 2009.

In the fourth quarter of 2009, CI recorded $20.5 million in income tax recoveries. The $20.5 million recovery includes $45.4 million in income tax adjustments related to changes in provincial tax legislation that were

substantively enacted on November 16, 2009. In the first quarter of last year, CI recorded income tax expenses of $16.3 million. For the first quarter of this year, CI recorded $31.9 million in income tax expenses. It should be noted that CI utilized all of its tax losses from prior years and is now fully taxable for 2010. CI's combined federal and provincial statutory corporate tax rate for 2010 is 30.9%.

For the quarter ended March 31, 2010, redemption fee revenue was $7.5 million compared with $7.3 million for the quarter ended December 31, 2009 and $8.7 million for the quarter ended March 31, 2009. The decrease from the year-earlier period can be attributed to lower average redemption fee rates.

Amortization of deferred sales commissions and fund contracts increased to $43.1 million in the first quarter of 2010 from $42.5 million in the fourth quarter of 2009 and $39.8 million in the first quarter of 2009. The increase is a result of higher spending on deferred sales commissions, which are paid to brokers and dealers on the sale of back-end charge mutual funds.

Interest expense of $4.3 million was recorded for the quarter ended March 31, 2010 compared with $5.9 million for the quarter ended December 31, 2009 and $6.5 million for the quarter ended March 31, 2009. This decrease in interest expense reflects lower average debt levels at lower borrowing rates, as discussed under "Liquidity and Capital Resources." Debt is generally used to fund growth in the company and to repurchase share capital.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are netted out to remove the impact of back-end financing of assets under management.

Pre-tax operating earnings were $146.2 million in the first quarter of 2010, an increase of 2% from the prior quarter and 34% from the first quarter of 2009. The change from the comparable periods was primarily due to the change

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, and equity-based compensation expense.

(in millions, except per share amounts)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Income before income taxes	$106.8	$95.3	$77.4
Less:			
Redemption fees	7.5	7.3	8.7
Performance fees	–	–	–
Gain (loss) on marketable securities	(0.2)	–	–
Add:			
Amortization of DSC and fund contracts	43.1	42.5	39.8
Equity-based compensation expense	3.6	13.2	0.8
Pre-tax operating earnings	$146.2	$143.7	$109.3
per share	$0.50	$0.49	$0.37

in average retail assets under management, which were up 3% and 29% from the prior quarter and first quarter of 2009 respectively.

As illustrated in the table below, EBITDA for the quarter ended March 31, 2010 was $156.2 million ($0.54 per share) compared with $145.3 million ($0.50 per share) for the quarter ended December 31, 2009 and $125.5 million ($0.43 per share) for the quarter ended March 31, 2009. EBITDA, adjusted for equity-based compensation, for the quarter ended March 31, 2010 was $159.7 million ($0.55 per share) compared with $158.5 million ($0.54 per share) for the quarter ended December 31, 2009 and $126.3 million ($0.43 per share) for the quarter ended March 31, 2009. The 28% year-over-year increase in quarterly per share EBITDA was primarily due to the 29% increase in average retail assets under management.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per share amounts)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Net income from continuing operations	$74.9	$115.8	$61.1
Add (deduct):			
Interest expense	4.3	5.9	6.5
Income tax expense (recovery)	31.9	(20.5)	16.3
Amortization of DSC & fund contracts	43.1	42.5	39.8
Amortization of other items	2.0	1.6	1.8
EBITDA	$156.2	$145.3	$125.5
per share	$0.54	$0.50	$0.43
EBITDA margin (as a % of revenue)	46%	44%	46%

Asset Management Segment

The Asset Management segment is CI's principal business segment and includes the operating results and financial position of CI Investments and United.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in millions)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Management fees	$288.5	$287.9	$229.1
Other revenue	8.4	7.0	11.1
Total revenue	$296.9	$294.9	$240.2
Selling, general and administrative	54.8	63.4	45.7
Trailer fees	87.4	86.8	68.6
Amortization of deferred sales commissions & fund contracts	43.7	42.9	40.2
Other expenses	2.6	5.4	5.4
Total expenses	$188.5	$198.5	$159.9
Income before taxes and non-segmented items	$108.4	$96.4	$80.3

Revenues

Revenues from management fees were $288.5 million for the quarter ended March 31, 2010, up slightly from $287.9 million for the quarter ended December 31, 2009 and an increase of 26% from the quarter ended March 31, 2009. The changes were mainly attributable to changes in average retail assets under management, which were up 3% and 29% from the quarters ended December 31, 2009 and March 31, 2009, respectively. The change in average assets reflects the improvement in global equity markets since March 2009. As a percentage of average retail assets under management, management fees were 1.862% for the quarter ended March 31, 2010, compared to 1.867% in the prior quarter and 1.908% in the first quarter of last year.

Average management fee rates decreased from the prior year as a result of a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds, which are for institutional clients with large holdings, have reduced management fees. At March 31, 2010, there were $908.6 million and $9.4 billion in Class F and Class I funds, respectively, making up a combined 16.0% of retail assets under management. At March 31, 2009, the combined Class F and Class I funds were 13.8% of retail assets under management, with $630.1 million in Class F funds and $6.2 billion in Class I funds.

For the quarter ended March 31, 2010, other revenue was $8.4 million versus $7.0 million and $11.1 million for the quarters ended December 31, 2009 and March 31, 2009, respectively. The largest component of other revenue is redemption fees. Redemption fees were $7.5 million for the quarter ended March 31, 2010 compared with $7.3 million and $8.7 million for the quarters ended December 31, 2009 and March 31, 2009, respectively.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $54.8 million for the quarter ended March 31, 2010, a decrease from $63.4 million for the quarter ended December 31, 2009 and an increase from $45.7 million for the first quarter in 2009. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $3.6 million for the quarter ended March 31, 2010 compared with an expense of $13.2 million for the quarter ended December 31, 2009. The quarter ended March 31, 2009, had an equity-based compensation expense of $0.8 million.

Based on the price per CI share of $13.99 at March 31, 2009, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $0.8 million. Based on the price per CI share of $21.50 at March 31, 2010 and the options that vested during the year, the equity-based compensation liability increased to $29.5 million. Equity-based compensation expense is a volatile component of compensation that is tied to the performance of CI's share price, and so the financial results presented hereinafter exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses, net of the amount related to equity-based compensation ("net SG&A"), were $51.2 million for the quarter ended March 31, 2010, up slightly from $50.2 million for the prior quarter and up from $44.9 million for the comparable quarter in 2009.

As a percentage of average retail assets under management, net SG&A expenses were 0.331% for the quarter ended March 31, 2010, up from 0.326% for the quarter ended December 31, 2009 and down significantly from 0.374% for the quarter ended March 31, 2009.

Trailer fees were $87.4 million for the quarter ended March 31, 2010 compared with $86.8 million for the quarter ended December 31, 2009 and $68.6 million for the quarter ended March 31, 2009. Net of inter-segment amounts, this expense was $83.9 million for the quarter ended March 31, 2010 versus $83.5 million for the fourth quarter of

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Management fees	1.862	1.867	1.908
Less:			
Trailer fees	0.542	0.541	0.547
Net SG&A expenses	0.331	0.326	0.374
Operating profit margin	0.989	1.000	0.987

2009 and $65.7 million for the first quarter of 2009. As a percentage of average retail assets under management, trailer fees were 0.542% in the first quarter of 2010, up from 0.541% in the prior quarter and down from 0.547% in the comparable quarter of 2009.

Amortization of deferred sales commissions was $42.9 million for the quarter ended March 31, 2010, up from $39.4 million in the same quarter last year and $42.1 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the past several years.

Other expenses were $2.6 million for the quarter ended March 31, 2010 compared to $5.4 million in the last quarter and $5.4 million in the quarter ended March 31, 2009. Included in other expenses are distribution fees to limited partnerships and capital taxes.

Income before income taxes and interest expense for CI's principal segment was $108.4 million for the quarter ended March 31, 2010 compared with $80.3 million in the same period last year and $96.4 million in the previous quarter. The increase from the comparable quarter last year is primarily due to the increase in average retail assets under management.

As shown in the table on the prior page, for the quarter ended March 31, 2010, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 0.989%, up slightly from 0.987% for the quarter ended March 31, 2009 and down from 1.000% for the prior quarter. The increase from the prior period is a result of lower trailer fees and net SG&A expenses.

Generally, as a result of increasing competition and changes in distribution channels, CI's margins have been in a gradual downward trend. A higher proportion of Class I funds which charge lower average management fee rates are being sold relative to Class A funds. In addition, in recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fee rates. Historically, CI has been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries. The operations of Blackmont are considered discontinued as at December 31, 2009 and are no longer included in the Asset Administration segment. Comparative prior quarter results have been adjusted to eliminate the discontinued operations of Blackmont.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Administration fees	$60.2	$52.7	$47.5
Other revenue	3.8	7.3	7.6
Total revenue	$64.0	$60.0	$55.1
Selling, general and administrative	13.1	12.5	13.6
Investment dealer fees	45.8	41.3	36.7
Amortization of fund contracts	0.4	0.4	0.4
Other expenses	1.4	0.9	0.4
Total expenses	$60.7	$55.1	$51.1
Income before taxes and non-segmented items	$3.3	$4.9	$4.0

Revenues

Administration fees are earned on assets under administration in the AWM business and from the administration of third-party business. These fees were $60.2 million for the quarter ended March 31, 2010, an increase of 27% from $47.5 million for the same period last year and an increase of 14% from the prior quarter. Net of inter-segment amounts, administration fee revenue was $35.3 million for the quarter ended March 31, 2010, up from $26.6 million for the quarter ended March 31, 2009 and up from $31.3 million in the previous quarter. The increase from the prior year was mainly attributable to the improvement in assets under administration during the last four quarters. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, and foreign exchange gains and losses. For the quarter ended March 31, 2010, other revenues were $3.8 million, decreasing from $7.6 million for the first quarter last year and $7.3 million in the fourth quarter of 2009. The decrease during the quarter is a result of a reclassification of asset-based fees from other revenue to administration fees.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended March 31, 2010	Quarter ended December 31, 2009	Quarter ended March 31, 2009
Administration fees	$60.2	$52.7	$47.5
Less:			
Investment dealer fees	45.8	41.3	36.7
	$14.4	$11.4	$10.8
Dealer gross margin	23.9%	21.6%	22.7%

Expenses

Investment dealer fees were $45.8 million for the quarter ended March 31, 2010, compared to $41.3 million for the quarter ended December 31, 2009 and $36.7 million for the first quarter last year.

As detailed in the table on the prior page, dealer gross margin was $14.4 million or 23.9% of administration fee revenue for the quarter ended March 31, 2010 compared to $11.4 million or 21.6% for the previous quarter and $10.8 million or 22.7% for the first quarter of 2009. The increase in year-over-year gross margin is a result of a reclassification of asset-based fees from other income to administration fees.

Selling, general and administrative ("SG&A") expenses for the segment were $13.1 million for the quarter ended March 31, 2010 compared to $12.5 million in the fourth quarter of 2009 and $13.6 million in the first quarter last year.

The Asset Administration segment had income before income taxes and non-segmented items of $3.3 million for the quarter ended March 31, 2010, decreasing from $4.9 million for the prior quarter and $4.0 million for the first quarter in 2009. The decrease from both periods is due primarily to the increase in other expenses and decrease in other revenues.

Liquidity and Capital Resources

The balance sheet for CI at March 31, 2010 reflects total assets of $2.973 billion, a decrease of $33.1 million from $3.006 billion at December 31, 2009. This change can be attributed to a decrease in current assets of $41.6 million and an increase in long-term assets of $8.5 million. CI's cash and cash equivalents decreased by $39.0 million in the quarter ended March 31, 2010.

CI generates significant cash flow from its operations. Cash flow provided by continuing operating activities was $99.6 million for the quarter ended March 31, 2010. Excluding the change in working capital, cash flow from continuing operations was $123.1 million. During the three-month period, CI paid $52.6 million in dividends.

As CI converted back to a corporate structure on January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce considerable excess cash in order to meet its obligations and pay down debt.

CI received proceeds of $1.0 million from the disposition of marketable securities during the first quarter of 2010, resulting in a loss of $0.2 million. The fair value of marketable securities at March 31, 2010 was $5.4 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses decreased to $79.8 million at March 31, 2010 from $92.7 million at December 31, 2009. The decrease in accounts receivable and prepaid expenses relates to earlier receipt at month-end for management fees, which were previously received after month-end.

During the quarter ended March 31, 2010, long-term assets increased primarily as a result of the $12.9 million increase in deferred sales commissions. This increase relates to the relatively high amount of back-end fund sales during the RSP season.

Total liabilities decreased by $38.4 million during the three months ended March 31, 2010. The primary contributors to this change were the $24.2 million decrease in CI's accounts payable, the $21.9 million repayment of debt and the $20.7 million exchange of preferred shares for cash. Current income taxes payable increased by $6.9 million during the quarter due to the income tax accrual, as CI no longer has any prior year tax losses to shelter its income. Future income taxes payable increased by $8.6 million, which is mainly the result of the increase in deferred sales commissions and the utilization of carry forward tax losses. The equity-based compensation liability decreased by $4.4 million due to the exercise of vested options during the quarter.

As mentioned earlier, CI paid down $21.9 million of its debt in the first quarter of 2010. At March 31, 2010, CI had $654.6 million of debt outstanding at an average rate of 1.92%, comprised of $547.6 million in debentures issued on December 16, 2009 and $107.0 million drawn against its credit facility in the form of bankers' acceptances. This compares to total debt of $676.5 million at December 31, 2009 at an average rate of 1.88%. Net of cash and marketable securities, debt was $616.0 million at March 31, 2010, versus $597.9 million at December 31, 2009.

Principal repayments on CI's credit facility are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning December 31, 2010 should the bank not renew the facility. The limit on the facility at March 31, 2010 was $150 million.

CI's current ratio of debt to EBITDA (adjusted for equity-based compensation) is 1:1. CI has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of excess cash flow generated will pay down debt and the ratio of debt to EBITDA will trend lower. CI is within its financial covenants with respect to its credit facility, which requires that the debt to EBITDA ratio remain below 2.5:1, and assets under management not fall below $35 billion calculated based on a rolling 30-day average.

CI's main uses of capital are the financing of deferred sales commissions, the payment of dividends on its shares, the funding of capital expenditures and the repurchase of shares through its normal course issuer bid program.

CI paid sales commissions of $54.9 million in the quarter ended March 31, 2010. This compares to $44.1 million in the quarter ended March 31, 2009. The amount of deferred sales commissions incurred in the three-month period ended March 31, 2010 relates to back-end load fund sales of approximately $380 million per month.

During the quarter ended March 31, 2010, CI incurred capital expenditures of $0.6 million, primarily for computer hardware and software. While CI delayed certain capital expenditures since 2009, key initiatives are continuing and future capital expenditures should approximate the levels of prior years.

Shareholders' equity increased by $5.3 million in the quarter ended March 31, 2010. During the quarter, CI repurchased shares under its normal course issuer bid at a cost of $16.4 million, all of which relates to CI's share buy-back plan. CI declared dividends of $52.4 million ($52.6 million paid), which was less than net income for the quarter ended March 31, 2010 by $22.5 million. CI expects that future dividend payments will be $0.06 per share per month, or approximately $210 million per fiscal year.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in prices and volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI's dividends.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of market risk within CI's assets under management is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At March 31, 2010, approximately 19% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 25 basis point change in interest rates would cause a change of $0.4 million in annual pre-tax earnings in the Asset Management segment.

At March 31, 2010, about 75% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, at the same time, approximately 11% of CI's assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $8.5 million in the Asset Management segment's annual pre-tax earnings.

About 70% of CI's assets under management were held in equity securities at March 31, 2010, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of $53.0 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for administered assets is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates less than 5% of the total income before non-segmented items (this segment had income of $3.3 million before income taxes and non-segmented items for the quarter ended March 31, 2010). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favorable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Current Financial Conditions

Financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of CI to obtain loans and make other arrangements on terms favourable to CI. While these unprecedented levels of volatility and market turmoil appear to have stabilized, CI's financial results could be materially impacted by any reversal in this stability.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Dependence on Senior Management

The success of CI and its strategic focus is dependent to a significant degree upon the contributions of senior management, including William T. Holland, Chief Executive Officer. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel on the part of CI, could adversely affect CI's business. CI has not purchased any "key man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants have resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing or market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to redemptions and diminished sales for participants in the Canadian wealth management industry.

Changes in Tax Laws

The planned introduction of Harmonized Sales Tax (HST) will combine the Goods and Services Tax (GST) and Provincial Sales Tax (PST) into a single sales tax. This will effectively subject investment fund management fees to provincial taxation for the first time. Increased taxation of investment fund management fees could result in changes to current fee structures or negatively impact the ability of investment funds, including CI, to retain investors. This could adversely impact the competitiveness of the investment fund industry as compared to other products or services that are not subject to GST and will not be subject to HST.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of CI. There can be no assurances that CI's systems will operate or that CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this

respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to pay dividends or make other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to shareholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of dividends by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Dividends

Although CI intends to distribute some portion of the income it earns, there can be no assurance regarding the amount of cash dividends distributed upstream from its subsidiaries. The actual amount of dividends paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Dividends are not guaranteed and will fluctuate with the performance of the business.

Share Price Risk

Share price risk arises from the potential adverse impact on CI's earnings due to movements in CI's share price. CI's equity-based compensation liability is directly affected by fluctuations in CI's share price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's share price and purchasing CI shares at optimal times on the open market for the trust created solely for the purposes of holding CI shares for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI shares and the resulting fluctuations in its equity-based compensation. The effect of a $1.00 change in CI's share price at March 31, 2010 would have resulted in a change of approximately $3.4 million in equity-based compensation.

Commitment of Financial Advisors and Other Key Personnel

The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of AWM have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client's trust in the individual financial advisor. The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of AWM, and, in turn, CI. Although AWM uses or has used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with AWM.

The success of CI is also dependent upon, among other things, the skills and expertise of its human resources including the management and investment personnel and its personnel with skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These individuals play an important role in developing, implementing, operating, managing and distributing CI's products and services. Accordingly, the recruitment of competent personnel, continuous training and transfer of knowledge are key activities that are essential to CI's performance. In addition, the growth in total assets under management in the industry and the reliance on investment performance to sell financial products have increased the demand for experienced and high-performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. CI believes that it has the resources necessary for the operation of CI's business. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could adversely affect CI's business.

Capital Requirements

Certain subsidiaries of CI are subject to minimum regulatory capital requirements. This may require CI to keep sufficient cash and other liquid assets on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may subject it to fines, suspension or revocation of registration by the relevant securities regulator. A significant operating loss by a registrant subsidiary or an unusually large charge against regulatory capital could adversely affect the ability of CI to expand or even maintain its present level of business, which could have a material adverse effect on CI's business, results of operations, financial condition and prospects.

Risks Specific to the Common Shares

Unpredictability and Volatility of Market Price

Shares of a publicly traded company do not necessarily trade at values determined by reference to the underlying value of the business. The prices at which the common shares of the Corporation will trade cannot be predicted. The market price of CI's common shares could be subject to significant fluctuations in response to variations in

quarterly operating results, distributions and other factors. The market price for the common shares may be adversely affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of CI.

Dilution

Pursuant to its articles of incorporation, as amended, the Corporation is authorized to issue an unlimited number of common shares for the consideration and on those terms and conditions as are established by the Directors without the approval of any shareholders. Any further issuance of common shares may dilute the interests of existing shareholders.

Changes in Legislation and Administrative Policy

There can be no assurance that certain laws applicable to CI and its subsidiaries, including income tax laws, will not be changed in a manner that could adversely affect the value of CI. In addition, there can be no assurance that the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects the holders of common shares. CI may also be affected by changes in regulatory requirements, or other taxes in Canada or foreign jurisdictions. Such changes could, depending on their nature, benefit or adversely affect CI.

Risk Specific to the Debentures

Changes in Creditworthiness

This is no assurance that the creditworthiness of CI or that any credit rating assigned to the debentures will remain in effect for any given period of time or that the rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market price or value and the liquidity of the debentures.

Market Value Risk

Prevailing interest rates will affect the market value of the debentures. The price or market value of the debentures will decline as prevailing interest rates for comparable securities rise. CI may choose to redeem debentures from time to time, in accordance with its rights, including when prevailing interest rates are lower than the yield borne by the debentures. If prevailing rates are lower at the time of redemption, a holder may not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the debentures being redeemed.

Liquidity Risk

The debentures constitute a new issue of securities with no established trading market. In addition, the debentures are not listed on any exchange. As a result, the trading market for the debentures may not be active or liquid. There can be no assurance that an active market for the debentures will develop or be sustained or that holders of the debentures will be able to sell their debentures at any particular price or at all.

Ranking of the Debentures

The debentures are unsecured obligations of CI and certain of its subsidiaries and are not secured by any of their assets. Therefore, holders of secured indebtedness of CI or of its subsidiaries will have a claim on the assets securing such indebtedness that ranks in priority to the claims of holders of the debentures and will have a claim that ranks equally with the claims of holders of debentures to the extent that such security is insufficient to satisfy the secured indebtedness. Furthermore, although covenants given by CI or its subsidiaries in certain agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

Information Regarding Guarantors

The payment of the principal, interest and premium, if any, on the debentures is unconditionally guaranteed by CI Investments [the "Guarantor"], a wholly-owned subsidiary of CI, and may be guaranteed by certain other subsidiaries of CI.

The following tables provide unaudited consolidated financial information for CI and its Guarantor and non-guarantor subsidiaries for the periods identified below, presented with a separate column for : (i) CI; (ii) CI Investments, being current Guarantor Subsidiary (iii) the non-guarantor subsidiaries of CI on a combined basis [the "Other Subsidiaries"); (iv) consolidating adjustments; and (v) the total consolidated amounts.

STATEMENT OF INCOME DATA FOR THE THREE MONTHS ENDED MARCH 31 *(unaudited)*

	CI		Guarantor Subsidiaries		Other Subsidiaries		Consolidating Adjustments		Total Consolidated Amounts	
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	–	–	296.9	240.2	64.0	55.0	(24.9)	(20.9)	336.0	274.3
Income from continuing operations	(5.0)	(5.9)	79.7	64.0	0.6	3.3	(0.4)	(0.3)	74.9	61.1
Net income	(5.0)	(5.9)	79.7	64.0	0.6	1.1	(0.4)	(0.4)	74.9	58.8

BALANCE SHEET DATA AS AT MARCH 31, 2010 AND DECEMBER 31, 2009 *(unaudited)*

	CI		Guarantor Subsidiaries		Other Subsidiaries		Consolidating Adjustments		Total Consolidated Amounts	
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Current assets	604.2	701.3	68.6	121.4	201.0	187.2	(618.8)	(713.3)	255.0	296.6
Non-current assets	1,432.5	1,381.2	2,454.6	2,453.0	47.7	48.8	(1,216.5)	(1,173.2)	2,718.3	2,709.8
Current liabilities	81.6	79.2	691.7	798.6	187.7	175.1	(627.6)	(699.8)	333.4	353.1
Non-current liabilities	640.4	668.0	399.2	394.8	–	–	(15.9)	(20.4)	1,023.7	1,042.4

Related Party Transactions

CI has entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions are in the normal course of operations and are recorded at the agreed upon exchange amounts. During the three months ended March 31, 2010, CI incurred charges for deferred sales commissions of $0.9 million and trailers fees of $1.8 million which were paid or payable to Scotiabank. The balance payable to Scotiabank as at March 31, 2010 of $0.6 million and is included in accounts payable and accrued liabilities.

Scotiabank is the provider of and administrative agent for CI's s revolving credit facility. As at March 31, 2010, CI had drawn long-term debt of $107.0 million (versus $129.0 million at December 31, 2009) in the form of bankers' acceptances. During the three months ended March 31, 2010, interest and stamping fees of $1.8 million (versus $6.3 million for the three months ended March 31, 2009) was recorded as interest expense.

Share Capital

As at March 31, 2010, CI had 291,233,731 shares outstanding.

At March 31, 2010, 7.3 million options to purchase shares were outstanding, of which 1.3 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at March 31, 2010.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Credit facility	$107.0	$13.4	$26.7	$66.9	–	–	–
Debentures	550.0	–	100.0	250.0	–	200.0	–
Operating leases	109.4	10.4	7.7	9.0	8.1	7.4	66.8
Total	$766.4	$23.8	$134.4	$325.9	$8.1	$207.4	$66.8

Significant Accounting Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2009 Annual Report. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and redemptions of investment products as the primary determinants of fair value. CI also uses a valuation approach based on a multiple of assets under administration for the Asset Administration Segment. The multiple used by CI reflects recent transactions and research reports by independent equity research analysts. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do

so. The models are most sensitive to current levels of assets under management and administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 20% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Future Accounting Changes

Canadian Accounting Pronouncements

In January 2009, the CICA issued the following Handbook Sections, applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption of these Sections is permitted; however, all Sections must be adopted concurrently. CI is currently evaluating the impact the adoption of these new standards will have on its financial position and results of operations.

i. Section 1582 – Business Combinations was issued replacing Section 1581 – Business Combinations harmonizing the Canadian standards with International Financial Reporting Standard ["IFRS"] 3, Business Combinations.

ii. Section 1601– Consolidated Financial Statements was issued replacing Section 1600, Consolidated Financial Statements and establishes the standards for preparing consolidated financial statements.

iii. Section 1602 – Non-Controlling Interests specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.

International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB"), confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI has developed a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During 2009, CI completed its assessment of the differences between IFRS and Canadian GAAP. CI has substantially completed its assessment of the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Along with this assessment, an implementation plan has been developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. CI is also in the process of documenting the impact of each of the IFRS standards and the alternatives available upon adoption. The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. In 2010, CI will prepare its opening balance sheet and internally report its financial results in accordance with IFRS in preparation for adoption on January 1, 2011.

CI has identified the following major differences between current accounting policies and those required or expected to be required in preparing IFRS financial statements.

IFRS 1 – First Time Adoption of IFRS

IFRS, as a general rule, requires the full retrospective application of applicable accounting standards; however, IFRS 1 provides first time adopters with a number of elections, exempting them from retrospectively adopting certain IFRS standards. CI is currently reviewing the transition exemptions that are expected to be relevant.

IFRS 2 – Stock Based Compensation

IFRS requires that cash-settled equity-based payments be measured at fair value using an option valuation model versus the intrinsic value model currently required under Canadian GAAP. In addition, under IFRS forfeitures must be considered when calculating the fair value of the reward. CI is currently assessing the impact these valuation changes will have on the liability recorded with respect to equity-based compensation as well as the related compensation expense.

Under Canadian GAAP, the fair value of share based awards with graded vesting and service conditions may be treated as one grant with the resulting expense recognized on a straight-line basis over the vesting period. IFRS 2 requires that each tranche of a share based award with graded vesting be treated as a separate grant and amortized accordingly, resulting in an acceleration of the expense. CI is assessing the impact this change will have on its advisor equity plans which are currently amortized on a straight-line basis.

IAS 36 – Impairment of Assets

IFRS requires a one-step approach using discounted cash flow techniques for asset impairment testing and measurement. Canadian GAAP has a two-step approach which requires the application of discounted cash flow techniques to measure the impairment amount, but only after the use of undiscounted cash flow analysis has indicated the existence of impairment. The adoption of IAS 36 may result in more frequent asset write downs since the carrying values of assets which are supported by undiscounted future cash flows may be determined to be impaired when the future cash flows are discounted in accordance with IFRS requirements. Unlike Canadian GAAP, previous impairment losses may be reversed or reduced (except in the case of goodwill) under IFRS if the circumstances which led to the impairment change.

IAS 36 also requires impairment testing to be applied at a cash-generating unit level. In addition, goodwill must be allocated to cash-generating units for impairment testing purposes. Under Canadian GAAP goodwill is allocated to a reporting unit for purposes of impairment testing.

CI is currently revising its impairment testing models to comply with the requirements of IAS 36. This includes analyzing its operations in order to determine the cash-generating units and revising its impairment models to reflect the IAS 36 concept of recoverable amount. While the methodology for testing goodwill and intangible assets will change upon adoption of IFRS, CI does not currently expect the adoption of the new impairment models to cause any significant changes in financial reporting.

Training and Communication

The IFRS implementation team is comprised of senior management, finance personnel and external advisors. This team was created in 2008 for the purpose of leading the IFRS conversion process. During 2009, members of the implantation team attended a number of formal education and training sessions designed to support the personnel in the conversion process.

During 2009, the Audit Committee was provided with quarterly IFRS updates. At these updates, management provided the Audit Committee with a review of the conversion project, including an overview of the project structure and the timeline for IFRS implementation, as well as an overview of the key areas of potential financial reporting impact. The Audit Committee will continue to receive quarterly presentations and project status updates from management.

CI will continue to monitor IFRS developments. All changes to pronouncements prior to January 1, 2011 will be incorporated as required.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures as at December 31, 2009. They have concluded that they are reasonably assured these Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DC&P"), as defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

The CEO and CFO have designed or caused the design of ICFR and DC&P. The COSO framework was used to assist the CEO and CFO in the evaluation of CI's ICFR. The CEO and CFO used various tools to evaluate ICFR and DC&P which included interaction with key control systems, review of policy and procedure documentation, observation or re-performance of control procedures. There were no reportable deficiencies or material weaknesses identified during the evaluation process. For the quarter ended March 31, 2010, there were no changes to ICFR.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Q1

Financial Statements

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the three-month period ended March 31

[in thousands of dollars, except per share amounts]	2010 $	2009 $
REVENUE		
Management fees	288,471	229,078
Administration fees	35,316	26,647
Redemption fees	7,513	8,697
Loss on sale of marketable securities	(154)	—
Other income *[note 9]*	4,861	9,917
	336,007	274,339
EXPENSES		
Selling, general and administrative	67,946	59,241
Trailer fees *[note 9]*	83,940	65,690
Investment dealer fees	25,820	20,051
Amortization of deferred sales commissions and fund contracts	43,145	39,798
Interest *[notes 3 and 9]*	4,346	6,455
Other	3,993	5,712
	229,190	196,947
Income from continuing operations before income taxes	106,817	77,392
Provision for (recovery of) income taxes		
Current	24,545	(6,958)
Future	7,326	23,249
	31,871	16,291
Net income from continuing operations for the period	74,946	61,101
Net loss from discontinued operations for the period *[note 2]*	—	(2,303)
Net income for the period	74,946	58,798
Other comprehensive income (loss), net of tax		
Unrealized loss on available-for-sale financial assets, net of income taxes of $(17) [2009 – $(134)]	(98)	(798)
Reversal of losses to net income on available-for-sale financial assets, net of income taxes of $39 [2009 – nil]	229	—
Total other comprehensive income (loss), net of tax	131	(798)
Comprehensive income	75,077	58,000
Basic and diluted earnings per share from continuing operations *[note 5(d)]*	$0.26	$0.21

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)
for the three-month period ended March 31

(in thousands of dollars)	2010 $	2009 $
OPERATING ACTIVITIES		
Net income from continuing operations for the period	74,946	61,101
Add (deduct) items not involving cash		
Loss on sale of marketable securities	154	—
Equity-based compensation	(4,354)	751
Amortization of deferred sales commissions and fund contracts	43,145	39,798
Amortization of other	1,862	1,891
Future income taxes	7,326	23,249
	123,079	126,790
Net change in non-cash working capital balances related to continuing operations	(23,527)	(16,848)
Cash provided by operating activities	99,552	109,942
Cash used in discontinued operating activities		(27,827)
Cash provided by operating activities	99,552	82,115
INVESTING ACTIVITIES		
Proceeds on sale of marketable securities	1,046	—
Additions to capital assets	(637)	(901)
Deferred sales commissions paid	(54,898)	(44,101)
Proceeds on sale of other assets	1,967	12,972
Cash used in investing activities	(52,522)	(32,030)
Cash provided by discontinued investing activities	–	1,945
Cash used in investing activities	(52,522)	(30,085)

(continued)

Consolidated Statements of Cash Flows (unaudited)
for the three-month period ended March 31

(in thousands of dollars)	2010 $	2009 $
FINANCING ACTIVITIES		
Decrease in long-term debt	(22,076)	(68,400)
Repurchase of share capital *[note 5(a)]*	(16,393)	(12,408)
Issuance of share capital *[note 5(d)]*	15	—
Dividends paid to shareholders	(52,558)	—
Cash used in financing activities	(91,012)	(80,808)
Net decrease in cash and cash equivalents during the period	(43,982)	(28,778)
Cash and cash equivalents, beginning of period	77,120	80,081
Cash and cash equivalents, end of period	33,138	51,303
Cash and cash equivalents, beginning of period includes:		
Cash from continuing operations	72,120	35,168
Cash from discontinued operations	5,000	44,913
	77,120	80,081
Cash and cash equivalents, end of period includes:		
Cash from continuing operations	33,138	32,274
Cash from discontinued operations	—	19,029
	33,138	51,303
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	876	4,599
Income taxes paid	17,584	2,323

(see accompanying notes)

Consolidated Balanced Sheets (unaudited)

(in thousands of dollars)	As at March 31, 2010 $	As at December 31, 2009 $
ASSETS		
Current		
Cash and cash equivalents	33,138	72,120
Client and trust funds on deposit	126,563	109,004
Marketable securities	5,412	6,460
Accounts receivable and prepaid expenses *[note 9]*	79,835	92,711
Future income taxes	10,099	9,644
Assets held for sale	—	6,670
Total current assets	255,047	296,609
Capital assets, net	17,152	18,238
Deferred sales commissions, net of accumulated amortization of $604,349 [2009 - $590,843] *[note 9]*	595,050	582,127
Fund contracts	1,008,908	1,010,078
Goodwill	1,051,285	1,051,285
Other assets	45,859	47,826
Assets held for sale *[note 2]*	—	268
	2,973,301	3,006,431
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 9]*	113,961	138,140
Dividends payable	34,943	35,096
Client and trust funds payable	125,899	108,004
Income taxes payable	15,664	8,727
Equity-based compensation *[note 5(b)]*	29,523	33,877
Preferred shares issued by subsidiary *[note 4]*	—	20,662
Current portion of long-term debt *[note 3]*	13,375	8,062
Liabilities held for sale *[note 2]*	—	561
Total current liabilities	333,365	353,129
Long-term debt *[note 3]*	641,212	668,462
Future income taxes	382,487	373,905
Total liabilities	1,357,064	1,395,496
Shareholders' equity		
Share capital *[note 5(a)]*	2,007,436	2,008,846
Contributed surplus	6,557	11,445
Deficit	(397,617)	(409,086)
Accumulated other comprehensive loss	(139)	(270)
Total shareholders' equity	1,616,237	1,610,935
	2,973,301	3,006,431

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity
for the three-month period ended March 31

(in thousands of dollars)	2010 $	2009 $
SHARE CAPITAL *[note 5(a)]*		
Balance, beginning of period	2,008,846	1,985,912
Issuance of share capital	15	—
Share repurchase, net of issuance of share capital on vesting of deferred equity units	(1,425)	18,286
Balance, end of period	2,007,436	2,004,198
CONTRIBUTED SURPLUS *[note 5(b)(c)]*		
Balance, beginning of period	11,445	47,587
Compensation expense for equity-based plan	697	817
Vesting of deferred equity units	(5,585)	(25,180)
Balance, end of period	6,557	23,224
DEFICIT		
Balance, beginning of period	(409,086)	(431,162)
Net income for the period	74,946	58,800
Cost of shares repurchased in excess of stated value	(11,072)	(5,514)
Dividends declared	(52,405)	(46,985)
Balance, end of period	(397,617)	(424,861)
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Balance, beginning of perod	(270)	(625)
Other comprehensive income (loss)	131	(798)
Balance, end of period	(139)	(1,423)
Net change in shareholders' equity during the period	5,302	(574)
Shareholders' equity, beginning of period	1,610,935	1,601,712
Shareholders' equity, end of period	1,616,237	1,601,138

(see accompanying notes)

[in thousands of dollars, except per share amounts]

CI Financial Corp. ["CI"] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"], except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. DISCONTINUED OPERATIONS

On October 26, 2009, CI announced that it had reached an agreement to sell the retail brokerage division of Blackmont Capital Inc. ["Blackmont"] for $93.3 million. This transaction closed on December 31, 2009. The capital markets division of Blackmont was spun out into a new wholly-owned subsidiary of CI Investments, named CI Capital Markets Inc. ["CI Capital"]. On February 4, 2010, CI sold CI Capital to the employees of this subsidiary. This transaction closed on March 12, 2010. The results of operations of Blackmont and CI Capital have been reported as discontinued operations in the consolidated statement of income and comparative statements and related notes have been reclassified. As at December 31, 2009, assets and liabilities held for sale represents the assets and liabilities of CI Capital after the disposition of Blackmont.

Summarized financial information for the discontinued operations is as follows:

	Three months ended March 31, 2009 $
Revenue	27,221
Loss from discontinued operations before income taxes	(2,303)
Basic and diluted loss per share from discontinued operations *[note 5(d)]*	(0.01)

[in thousands of dollars, except per share amounts]

3. LONG-TERM DEBT

Long-term debt consists of the following:

	March 31, 2010 $	December 31, 2009 $
Credit facility		
Bankers' acceptances	**107,025**	129,025
Debentures		
$100 million, floating rate, due December 16, 2011	**99,657**	99,640
$250 million, 3.30%, due December 17, 2012	**248,990**	248,960
$200 million, 4.19%, due December 16, 2014	**198,915**	198,899
	547,562	547,499
	654,587	676,524

Credit facility

Effective January 1, 2010, CI's revolving credit facility was amended to reduce the amount that may be borrowed to $150,000 [December 31, 2009 - $250,000]. All other terms and conditions remained unchanged from December 31, 2009.

Debentures

CI entered into interest rate swap agreements with a Canadian Chartered Bank to swap the fixed rate payments on the 2012 Debentures and the 2014 Debentures for floating rate payments. As at March 31, 2010, the fair value of the interest rate swap was an unrealized loss of $3,105 [December 31, 2009 – $3,680] and is included in long-term debt in the consolidated balance sheet. Interest expense attributable to the Debentures for the three-month period was $2,557.

4. PREFERRED SHARES ISSUED BY SUBSIDIARY

On January 22, 2010, the preferred shareholders sold their interests to CI in exchange for cash of $20,662.

5. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital for the period is as follows:

Common Shares	Number of shares (in thousands)	Stated value $
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Common shares, balance, December 31, 2009	**291,821**	**2,008,846**
Issuance of share capital on vesting of deferred equity units and exercise of share options	186	3,911
Share repurchase	(773)	(5,321)
Common shares, balance, March 31, 2010	**291,234**	**2,007,436**

[b] Employee incentive share option plan

The March 2010 federal budget included changes to the tax treatment of options which if enacted will prevent CI from taking a full tax deduction on the cash payment made to employees on the exercise of options. As a result of these federal budget announcements, on March 25, 2010, the Employee Incentive Share Option Plan [the "Share Option Plan"] was amended to permit CI to revoke or amend the employee's cash settlement alternative such that an employee will receive either shares or the cash proceeds from the sale of shares for the "in the money value of the option".

CI accounts for options granted prior to fiscal year 2010 as a liability based on the intrinsic value of outstanding share options at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of share options for cash, the liability recorded with respect to the options is reduced for the settlement. If share options for these grants are exercised for shares, the liability recorded with respect to the options and consideration paid by the option holders is credited to share capital.

During the three-month period ended March 31, 2010, CI granted 1,953,166 options to employees. The fair value method of accounting is used for the valuation of the 2010 share option grants. Compensation expense is recognized over the three year vesting period, assuming a 0.75 per cent forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to share capital. The fair value of the 2010 option grants was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year of Grant	2010	2010
# of option grants	1,823	130
Vesting terms	1/3 at end of each year following the grant date	100% at the end of 3 years
Dividend yield	4.2%	4.2%
Expected volatility	20.0%	20.0%
Risk-free interest rate	2.22%	2.38%
Expected life (years)	3.5	3.8
Fair value per stock option	$2.44	$2.39
Weighted-average exercise price	$21.27	$21.27

A summary of the changes in the Share Option Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price $
Options outstanding, December 31, 2009	**6,394**	**13.11**
Options exercisable, December 31, 2009	**1,067**	**16.52**
Options granted	1,953	21.27
Options exercised	(1,042)	14.43
Options cancelled	(17)	11.68
Options outstanding, March 31, 2010	**7,288**	**15.12**
Options exercisable, March 31, 2010	**1,339**	**13.31**

Options outstanding and exercisable as at March 31, 2010 are as follows:

Exercise price $	Number of options outstanding (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
11.60	3,451	3.9	818
12.57	821	3.7	178
15.59	359	4.0	–
17.04	157	0.2	157
18.10	20	4.3	–
18.15	163	0.3	163
18.20	341	4.2	–
18.94	14	0.8	14
21.27	1,953	4.9	–
23.06	6	0.9	6
23.09	3	1.6	3
11.60 to 23.09	**7,288**	**4.0**	**1,339**

[c] Compensation trust

CI uses a compensation trust to acquire shares on the open market in order to fulfill its obligations under the DEU Plan.

A summary of the changes in the DEU Awards outstanding and the shares repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU Awards (in thousands)
DEU Awards outstanding, December 31, 2009	**494**
Vested	(261)
Cancelled	(2)
DEU Awards outstanding, March 31, 2010	**231**

Shares held by the compensation trust, December 31, 2009	**652**
Released on vesting	(126)
Transferred to advisor equity plan	(57)
Shares held by the compensation trust, March 31, 2010	**469**

[d] Basic and diluted earnings per share

The weighted average number of shares outstanding for the three-month period ended March 31 is as follows:

(in thousands)	**2010**	2009
Basic	**291,518**	293,187
Diluted	**291,874**	294,336

[e] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all the outstanding options as at April 30, 2010 were exercised and outstanding:

(in thousands)	**$**
Shares outstanding at April 30, 2010	290,436
DEU Awards outstanding	231
Options to purchase shares	6,815
	297,482

6. FINANCIAL INSTRUMENTS

Financial instruments have been classified on a basis consistent with the presentation in the 2009 audited consolidated financial statements.

[in thousands of dollars, except per share amounts]

7. RISK MANAGEMENT

CI's financial instruments are exposed to the risks as disclosed in the 2009 audited consolidated financial statements. There has been no significant change to these risk factors during the three months ended March 31, 2010.

8. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

CI's capital is comprised of shareholders' equity, long-term debt [including current portion of long-term debt] and preferred shares issued by subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Directors is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at March 31, 2010, CI met its capital requirements.

CI's capital consists of the following:

	March 31, 2010	December 31, 2009
	$	$
Shareholders' equity	**1,616,237**	1,610,935
Long-term debt	**654,587**	676,524
Preferred shares issued by subsidiary	**–**	20,662
Total capital	**2,270,824**	2,308,121

9. RELATED PARTY TRANSACTIONS

CI has entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions are in the normal course of operations and are recorded at the agreed upon exchange amounts. During the three months ended March 31, 2010, CI incurred charges for deferred sales commissions of $903 and trailer fees of $1,754 [three months ended March 31, 2009 – $611 and $1,305, respectively] which were paid or payable to Scotiabank. The balance payable to Scotiabank as at March 31, 2010 of $620 [December 31, 2009 - $602] is included in accounts payable and accrued liabilities.

Scotiabank is the provider of and administrative agent for CI's s revolving credit facility. As at March 31, 2010, CI had drawn long-term debt of $107,025 [December 31, 2009 – $129,025] in the form of bankers' acceptances. During the three months ended March 31, 2010, interest and stamping fees of $1,765 [three months ended March 31, 2009 – $6,314] was recorded as interest expense.

During the three months ended March 31, 2009, interest of $457 was recorded and included in other income in relation to a demand loan provided to one of CI's managed funds. The loan was fully repaid during 2009.

[in thousands of dollars, except per share amounts]

10. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds. United amalgamated with CI Investments on January 1, 2010.

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the three months ended March 31, 2010 is as follows:

	Asset Management	Asset Administration	Intersegment Eliminations	Total
	$	$	$	$
Management fees	288,471	—	—	288,471
Administration fees	—	60,211	(24,895)	35,316
Other revenues	8,399	3,821	—	12,220
Total revenues from continuing operations	296,870	64,032	(24,895)	336,007
Selling, general and administrative	54,804	13,142	—	67,946
Trailer fees	87,447	—	(3,507)	83,940
Investment dealer fees	—	45,775	(19,955)	25,820
Amortization of deferred sales commissions and fund contracts	43,701	376	(932)	43,145
Other expenses	2,545	1,448	—	3,993
Total expenses from continuing operations	188,497	60,741	(24,394)	224,844
Income from continuing operations before income taxes and non-segmented items	108,373	3,291	(501)	111,163
Interest expense				(4,346)
Provision for income taxes				(31,871)
Net income from continuing operations				74,946
Identifiable assets (*)	1,699,656	237,313	(14,953)	1,922,016
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,558,359	429,895	(14,953)	2,973,301

(*) Including assets held-for-sale

[in thousands of dollars, except per share amounts]

Segmented information for the three months ended March 31, 2009 is as follows:

	Asset Management $	Asset Administration $	Intersegment Eliminations $	Total $
Management fees	229,078	—	—	229,078
Administration fees	—	47,506	(20,859)	26,647
Other revenues	11,084	7,530	—	18,614
Total revenues from continuing operations	240,162	55,036	(20,859)	274,339
Selling, general and administrative	45,688	13,553	—	59,241
Trailer fees	68,637	—	(2,947)	65,690
Investment dealer fees	—	36,758	(16,707)	20,051
Amortization of deferred sales commissions and fund contracts	40,233	376	(811)	39,798
Other expenses	5,313	399	—	5,712
Total expenses from continuing operations	159,871	51,086	(20,465)	190,492
Income from continuing operations before income taxes and non-segmented items	80,291	3,950	(394)	83,847
Interest expense				(6,455)
Provision for income taxes				(16,291)
Net income from continuing operations				61,101
As at December 31, 2009				
Identifiable assets (*)	1,711,896	257,702	(14,452)	1,955,146
Goodwill	858,703	192,582	—	1,051,285
Total assets	2,570,599	450,284	(14,452)	3,006,431

(*) Including assets held-for-sale

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current period.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On May 11, 2010, The Board of Directors declared monthly cash dividends of $0.065 per share payable on June 15, July 15 and August 13, 2010 to shareholders of record on May 31, June 30 and July 31, 2010, respectively.